                          THIS DOCUMENT IS A COPY OF
                          THE SCHEDULE 13G FILED ON
                         FEBRUARY 18, 1997 PURSUANT TO
                        A RULE 201 TEMPORARY HARDSHIP
                                  EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934

                         ASSISTED LIVING CONCEPTS, INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   04543L 109
                                 (CUSIP number)



          Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 04543L 109                  13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William McBride III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            117,000 (excluding 42,500 options shares)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             117,000 (excluding 42,500 option shares)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      159,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
10    EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      2.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

ITEM 1(A).     Name of Issuer:

               Assisted Living Concepts, Inc.

ITEM 1(B).     Address of Issuer's Principal Executive offices:

               9955 S.E. Washington
               Suite 201
               Portland, Oregon 97216

ITEM 2(A).     Name of Person Filing:

               William McBride III

ITEM 2(B).     Address of Principal Business Office:

               c/o Assisted Living Concepts, Inc.
               9955 S.E. Washington
               Suite 201
               Portland, Oregon 97216

ITEM 2(C).     Citizenship:

               United States

ITEM 2(D).     Title of Class of Securities:

               Common Stock

ITEM 2(E).     CUSIP Number:

               The CUSIP number for the Common Stock is 04543L 109.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

                               Page 3 of 6 Pages
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ITEM 4.        Ownership

               The following information is as of December 31, 1996:

               (a)  Amount Beneficially Owned: 159,500
                    Includes 42,500 shares of Common Stock that are subject to options that are immediately exercisable.

               (b)  Percent of Class: 2.9%
                    (Based on the number of shares outstanding as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1996.)

               (c)  Number of Shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 117,000 (excludes 42,500 shares subject to call options).

                    (ii)  shared power to vote or to direct the vote: None.

                    (iii) sole power to dispose or to direct the disposition of:
                          117,000 (excludes 42,500 shares subject to call options).

                    (iv) shared power to dispose or to direct the disposition of: None.

ITEM 5.        Ownership of Five Percent or less of a Class:

               Not applicable.

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable.


                               Page 4 of 6 Pages

ITEM 8.        Identification and Classification of Members of the Group:

               Not Applicable.

ITEM 9.        Notice of Dissolution of Group:

               Not Applicable.

ITEM 10.       Certification:

               Not Applicable.

                               Page 5 of 6 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997



                                    /s/ WILLIAM McBRIDE III
                                    -----------------------
                                        William McBride III

                               Page 6 of 6 Pages